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SEC FILE NUMBER
8- 12769

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 10 2003 WASH. D.C. 155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pyramid Funds Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PO Box 11-296
(No. and Street)

Albany NY 12211
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Biondo II (518) 459-1671
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scott, Stackrow & Co., CPA's, P.C.
(Name — *if individual, state last, first, middle name*)

314 Hoosick Street Troy NY 12180
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Joseph Biondo II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pyramid Funds Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

SANDRA A. GATUS
Notary Public, State of New York
No. 01GA6005305
Qualified in Albany County
Commission Expires April 13, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PYRAMID FUNDS CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

PYRAMID FUNDS CORPORATION

TABLE OF CONTENTS

DECEMBER 31, 2002 AND 2001

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

SS&C

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

We have audited the accompanying balance sheets of Pyramid Funds Corporation as of December 31, 2002 and 2001, and the related statements of income (loss) and comprehensive income, changes in retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pyramid Funds Corporation as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Scott, Stackrow & Co. CPA's, P.C.

Troy, New York
February 24, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Current Liabilities		
Accounts payable	$ 14,594	$ 11,530
Accrued payroll	7,967	6,773
Total Liabilities	22,561	18,303
Stockholders' Equity		
Common stock - no par value, 200 shares authorized 56.66 shares issued and outstanding	5,000	5,000
Retained earnings	380,227	271,627
Unrealized gain on marketable equity securities	(884)	151,834
Less: Treasury Stock, 53.34 shares at cost	(10,510)	(10,510)
Total Stockholders' Equity	373,833	417,951
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 396,394	$ 436,254

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Income		
Commission income	$ 678,665	$ 593,649
Interest and dividends	4,093	4,861
Gain (loss) on sale of marketable securities	158,319	(7,096)
Management fee income	12,000	11,000
Miscellaneous	103	710
Total Income	853,180	603,124
Operating Expenses		
Management fees	0	148,000
Payroll expense	166,327	131,533
Payroll expense - officers	104,800	82,400
Payroll tax expense	22,168	16,617
Commissions	202,036	72,524
Group medical/dental	44,423	23,715
Office	38,698	29,822
Meals and entertainment	23,986	27,801
Travel promotion	42,158	32,288
Vehicle expense	17,723	11,069
Professional fees	9,461	10,196
Utilities and telephone	9,351	9,594
Interest expense	3,340	4,167
Advertising	449	836
Rent	12,000	6,000
Depreciation	1,452	1,452
Insurance	2,169	4,020
Donations	414	980
Dues and subscriptions	348	1,194
Assessment fees	3,954	4,759
Miscellaneous	666	2,044
Total Operating Expenses	705,923	621,011
Net Income (Loss) Before Provision for Taxes	147,257	(17,887)
Income Tax Expense	0	100
Net Income (Loss)	147,257	(17,987)
Other Comprehensive Income		
Unrealized gain on available for sale securities	5,600	105,245
Comprehensive Income	$ 152,857	$ 87,258
Accumulated Comprehensive Income, beginning	$ 151,835	$ 46,590
Other Comprehensive Income	5,600	105,245
Less: Reclassification adjustment for gain included in net income	(158,319)	0
Accumulated Comprehensive Income (Loss) ending	($ 886)	$ 151,835

PYRAMID FUNDS CORPORATION
STATEMENTS OF CHANGES IN RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Retained Earnings, beginning	$ 271,627	$ 289,614
Net Income (Loss)	147,257	(17,987)
Shareholder distribution	(38,657)	0
Retained Earnings, ending	$ 380,227	$ 271,627

PYRAMID FUNDS CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows From Operating Activities		
Net income (loss)	$ 147,257	($ 17,987)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,452	1,452
(Gain) loss on sale of marketable securities	(158,319)	7,096
(Increase) decrease in:		
Accounts receivable	32,518	(2,614)
Prepaid expenses	186	(5,859)
Prepaid income taxes	0	100
Increase (decrease) in:		
Accounts payable	3,065	8,270
Accrued payroll	1,194	6,773
Net Cash Provided (Used) by Operating Activities	27,353	(2,769)
Cash Flows From Investing Activities		
Purchase of marketable securities	(103,171)	0
Proceeds from sale of marketable securities	258,319	22,904
Officer loan	0	(17,800)
Other loan	(38,383)	(3,165)
Net Cash Provided by Investing Activities	116,765	1,939
Cash Flows From Financing Activities		
Shareholder Distribution	(38,657)	0
Net Increase (Decrease) in Cash and Cash Equivalents	105,461	(830)
Cash and Cash Equivalents, January 1,	7,189	8,019
Cash and Cash Equivalents, December 31,	$ 112,650	$ 7,189

Supplemental Disclosures of Cash Flow Information

	2002	2001
Cash paid during the year for:		
Interest	$ 3,340	$ 4,167
Taxes	0	0

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Pyramid Funds Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company provides brokerage services for mutual funds and annuities from its location in Albany, New York.

Marketable Equity Securities

The Company's marketable securities consist of equity securities that have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date.

Since the Company does not intend to sell these securities in the near term, they are classified as "available for sale" and accordingly, are carried at fair value, with unrealized gains and losses reported as a separate component within the stockholders' equity section of the balance sheets. Realized gains and losses on all marketable securities are determined by specific identification and are charged or credited to current earnings.

Income Taxes

The Company reports income for tax purposes on the cash basis.

The Company has elected, effective January 1, 1996, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions the shareholders are liable for Federal and State income taxes on their respective share of the Company's taxable income. Therefore, no provision or liability except New York minimum franchise tax has been included in the financial statements.

Depreciation

Depreciation expense related to office furniture and improvements is calculated using straight line and accelerated methods over their estimated useful lives.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been provided.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and Equipment are stated at cost. Major expenditures for property acquisitions and those expenditures which substantially increase useful lives are capitalized. Expenditures for maintenance, repairs and minor replacements are expended as incurred. When assets are retired or otherwise disposed of, their cost and related accumulated depreciation or amortization is removed from the accounts and resulting gains or losses are included in income.

Cash Equivalents

Cash equivalents consist of money market funds and commercial paper with original maturities of 90 days or less. Certificates of deposit and other securities with original maturities in excess of 90 days are classified as short-term investments. Cash equivalents are carried at cost which approximates market.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130) requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statement of Income and Comprehensive Income.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Compensated Absences

Employees of the Company are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when paid to employees.

PYRAMID FUNDS CORPORATION
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002 AND 2001

NOTE 2 – RELATED PARTY TRANSACTIONS

Various amounts have been advanced to/from the Company's officers and other businesses owned by the shareholders. There is no set repayment schedule and interest has been provided at various rates. The net amount due from officers and other businesses at December 31, 2002 and December 31, 2001 is $69,121 and $30,738, respectively.

The Company rents its facility on a month to month basis from a corporation owned by shareholders of the Company. Rent paid for 2002 and 2001 is $12,000 and $6,000, respectively.

The Company received management fees income from a company owned by the shareholders. Income for 2002 and 2001 are $12,000 and $11,000, respectively.

NOTE 3 – MARKETABLE EQUITY SECURITIES

Investments classified as available for sale are carried at the fair value and consist of the following:

	Cost	Market
1,977.821 shares - ASAF Marsico Capital Growth Fund	$ 20,018	$ 19,936
1,713.796 shares - SunAmerica Focused Large-Value A	20,000	19,349
1,000 shares - Walt Disney Co. (Dis.)	17,511	16,310
1,000 shares - General Electric Co. (GE)	23,991	24,350
250 shares - Intl Business Machs (IBM)	19,808	19,375
500 shares - Weight Watchers Intl Inc. (WTW)	21,861	22,985
Total	$ 123,189	$ 122,305

NOTE 4 – COMMITMENTS

The Company rents its office facility on a month to month basis. Total rents paid for the facility during 2002 and 2001 were $12,000 and $11,000, respectively. See Note 2.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2002:

	Cost	Accumulated Depreciation	Book Value
Furniture and fixtures	$ 31,207	$ 29,417	$ 1,790
Equipment	24,182	22,373	1,809
Leasehold improvements	17,514	15,032	2,482
Total	$ 72,903	$ 66,822	$ 6,081

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

Our report on our audit of the basic financial statements of Pyramid Funds Corporation for 2002 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report on Schedules I through VIII, inclusive, is presented for the purpose of additional analysis and as required by Rule 17a-5 of the Securities and Exchange Commission, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott, Stackrow & Co. CPA's, P.C.

Troy, New York
February 24, 2003

ADDITIONAL INFORMATION

PYRAMID FUNDS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

SCHEDULE I

ASSETS

Assets	
Cash	$ 112,650
Accounts receivable	78,221
Investments - Marketable securities, at market value	122,305
Prepaid expenses	7,107
Prepaid income taxes	909
Loans receivable	69,121
Property and equipment, net of depreciation	6,081
TOTAL ASSETS	$ 396,394

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 14,594
Accrued payroll	7,967
Total Liabilities	22,561
Stockholders' Equity	
Common stock	5,000
Retained earnings	379,343
Total	384,343
Less: Treasury stock	(10,510)
Total Stockholders' Equity	373,833
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 396,394

PYRAMID FUNDS CORPORATION **SCHEDULE II**
STATEMENT OF INCOME LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	
Commissions	$ 678,665
Interest and dividends	4,093
Mangement fee income	12,000
Miscellaneous	103
Gain - realized on sale of marketable securities	10,319
Loss - unrealized on firm securities investment account	(4,719)
Total Revenues	700,461
Operating Expenses	
Payroll	271,127
Commissions	202,036
Other expenses	232,760
Total Expenses	705,923
Net Income (Loss)	($ 5,462)

PYRAMID FUNDS CORPORATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

SCHEDULE III

Total ownership equity from statement of financial condition	$ 373,833
Total non allowable	(146,405)
Net capital before haircuts on securities positions	227,428
Haircuts on trading securities	(20,464)
Net Capital	$ 206,964

PYRAMID FUNDS CORPORATION
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2002

SCHEDULE IV

	Capital Stock	Retained Earnings	Treasury Stock	Total
STOCKHOLDERS' EQUITY				
Balance, Janaury 1, 2002	$ 5,000	$ 423,462	($ 10,510)	$ 417,952
Add: Net income (loss)	0	(5,462)	0	(5,462)
Less: Shareholder distribution	0	(38,657)	0	(38,657)
Balance, December 31, 2002	$ 5,000	$ 379,343	($ 10,510)	$ 373,833
NET CAPITAL COMPUTATION				
Balance, December 31, 2002 (above)	$ 5,000	$ 379,343	($ 10,510)	$ 373,833
Less: Non-allowable Equity:				
Accounts receivable	0	(63,187)	0	(63,187)
Fixed assets, net	0	(6,081)	0	(6,081)
Deferred loans receivable	0	(69,121)	0	(69,121)
Other	0	(8,016)	0	(8,016)
Qualified Equity	5,000	232,938	(10,510)	227,428
Less: Haircut on trading securities: Investments at market value:				
Common Stocks (83,020 x 15%	0	(12,453)	0	(12,453)
Mutual Funds (39,285 x 15%)	0	(5,893)	0	(5,893)
Money Market (97,819 x 2%)	0	(1,956)	0	(1,956)
Undue Concentration	0	(162)	0	(162)
	$ 5,000	$ 212,474	($ 10,510)	$ 206,964

PYRAMID FUNDS CORORATION
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2002

SCHEDULE V

Minimum net capital requirement (6 2/3% of $22,561)	$ 1,505
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	25,000
Net Capital Requirement	$ 25,000
Excess net capital	$ 181,964
Excess net capital at 1000%	$ 181,964

Computation of Aggregate Indebtedness

Total Liabilities	$ 22,561
Percentage of aggregate indebtedness to net capital $22,561/$206,964	0.1090

PYRAMID FUNDS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE VI

Balance, beginning of year	$ 417,952
Net Income (Loss)	(5,462)
Shareholder distribution	(38,657)
Balance, end of year	$ 373,833

PYRAMID FUNDS CORPORATION
STATEMENT OF CASH FLOWS WITH SECURITY INVESTMENTS STATED AT MARKET VALUE
FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE VII

Cash Flows From Operating Activities	
Net income (loss)	($ 5,462)
Non Cash items included in net income	
Depreciation	1,452
Gain on sale of marketable securities	(5,600)
(Increase) decrease in receivables/prepaid expenses	32,704
Increase (decrease) in payables	4,259
Net Cash Provided by Operating Activities	27,353
Cash Flows From Investing Activities	
Purchase of marketable securities	(103,171)
Proceeds from sale of marketable securities	258,319
(Decrease) in loan receivable	(38,383)
Net Cash Provided by Investing Activities	116,765
Cash Flows From Financing Activities	
Shareholder distributions	(38,657)
Net Increase in cash and cash equivalents	105,461
Cash and cash equivalents, January 1, 2002	7,189
Cash and cash equivalents, December 31, 2002	$ 112,650

PYRAMID FUNDS CORPORATION **SCHEDULE VIII**
NOTES TO FORM X-17A-5 (FOCUS REPORT)
DECEMBER 31, 2002

NET CAPITAL REQUIREMENTS

The quarterly unaudited Form X-17A-5, Focus Report, Part II prepared by Pyramid Funds Corporation for the period ending December 31, 2002 was compared with the audited report at December 31, 2002. Differences resulted from year end adjusting entries.

Pursuant to the provisions of Section O of the Securities Investors Act of 1970, as amended, Pyramid Funds Corporation has as its collection agent the National Association of Security Dealers, Inc., and has a certificate of exclusion from membership (Form S.I.P.C.-3). It is our opinion that the filing of Form S.I.P.C.-3 on January 2, 1980, is a continuous election and Pyramid Funds Corporation, in regard to its 2002 operation, continued to operate in accordance with its exclusion under Section 3(a)2 of the Securities Investors Act of 1970.

NOTE 1 - MARKETABLE SECURITIES

Investments are carried at market value as required by the National Association of Securities Dealers, Inc.

Investments consist of the following:

	Cost	Market Value
1,977.821 shares ASAF Marsico Cap Growth Fund	$ 20,018	$ 19,936
1,713.796 shares Sun America Focused Large Capital Fund - Value A	20,000	19,349
1,000 shares Walt Disney Co.	17,511	16,310
1,000 shares General Electric Co.	23,991	24,350
250 shares Intl. Business Machs	19,808	19,375
500 shares Weight Watchers Intl. Inc.	21,861	22,985
Total	$ 123,189	$ 122,305

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

SS&C

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

In planning and performing our audit of the financial statements and supplemental schedules of Pyramid Funds Corporation for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Scott, Stackrow & Co. CPA's P.C.

Troy, New York
February 24, 2003